

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Christopher Ferguson
Chief Executive Officer
Vinco Ventures, Inc.
1 West Broad Street, Suite 1004
Bethlehem, Pennsylvania 18018

> **Re: Vinco Ventures, Inc.**
> **S-1 filed July 23, 2021**
> **File No. 333-258106**

Dear Mr. Ferguson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing